July 25, 2007
VIA EDGAR AND OVERNIGHT COURIER
Mr. Jim Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Adams Respiratory Therapeutics, Inc.
Form 10-K for the Fiscal Year Ended June 30, 2006
Form 10-Q for the Period Ended September 30, 2006
File No. 000-51445
          This letter sets forth the responses of Adams Respiratory Therapeutics, Inc. (“Adams” or the “Company”) to the Securities and Exchange Commission (“SEC”) staff’s (the “Staff”) July 13, 2007 letter with regard to the above-referenced filings.
          In connection with responding to the Staff’s comments, the Company hereby acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filings; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
Comment
1.     The summary table of activities relating to cash discounts and trade promotions that is provided in your response dated April 3, 2007 still does not indicate the accuracy of estimates. Please provide a table that separately quantifies those adjustments made in current periods related to estimates made in preceding periods.
Response
     Provision/(benefit) related to sales made in prior periods will be added to the cash discounts and trade promotions table. There was no provision/(benefit) related to sales made in prior periods for cash discounts due to the fact that our estimates reflected our actual experience. The provision/(benefit) related to sales

Division of Corporation Finance
July 25, 2007

made in prior periods for trade promotions was related to our estimates of the retailer trade funding liability related to a lag factor, or a timeframe to process trade promotions. We continuously evaluated our estimates as we acquired more history.
     The Company will include the following disclosure in our Form 10-K for the fiscal year ended June 30, 2007, which will include activity for fiscal 2005, 2006 and 2007:
“The following table summarizes the activity relating to cash discounts and trade promotions :

(in thousands)	Reserve	Reserve
	for Cash	for Trade
	Discounts	Promotions
Balance at the beginning of the year	$49	$—
Provision made to sales during the period	1,526	1,155
Provision/(benefit) related to sales made in prior periods	—	—
Deductions from reserves	(1,432)	(167)

Balance at June 30, 2004	143	988
Provision made to sales during the period	3,441	6,611
Provision/(benefit) related to sales made in prior periods	—	(613)
Deductions from reserves	(3,414)	(4,878)

Balance at June 30, 2005	170	2,108
Provision made to sales during the period	5,196	6,786
Provision/(benefit) related to sales made in prior periods	—	111
Deductions from reserves	(4,871)	(6,209)

Balance at June 30, 2006	$495	$2,796

Comment
2.     Refer to your response to comment three, dated April 3, 2007. In order to evaluate the appropriateness of this asset as having an indefinite life, please clarify whether UCB is prohibited from manufacturing a similar product under a generic brand and whether you have the right to unilaterally renew the supply agreement indefinitely. If not in either case, please explain to us why you believe that the trademark has indefinite life.
Response
     When Adams purchased the U.S. trademark and the U.S. NDA for Delsym, we received an exclusive (even as to UCB), perpetual license to make, have made, use, sell and offer for sale the Delsym product in the United States, as stated in Section 2.1 in Exhibit A to the Product Purchase Agreement, which was included as an exhibit to the Form 8-K that was filed with the SEC on May 31, 2006. The know-how relating to the Pennkinetic Process used to manufacture Delsym was covered by this agreement. UCB is expressly prohibited from manufacturing a similar product, branded or generic.
     The finished goods supply agreement with UCB relating to the manufacturing of Delsym has an initial term of six years and will automatically renew thereafter for consecutive one-year periods. Unless there is a material breach to the agreement, UCB may only terminate this agreement with a four-year written notice to the Company, delivered on or after the second anniversary of the Closing Date. If the Company is unable to begin manufacturing the Delsym product within the four year-notice period with full cooperation from UCB, the termination date would be extended by an additional twelve months. The resin supply agreement may be terminated with a seven-year written notice delivered to the Company on or after the second anniversary of the Closing Date, which may be extended by an additional twelve months if the resin transfer has not been

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July 25, 2007

successfully achieved after seven years. It’s important to note that our agreement with UCB also provides for a potential transfer of manufacturing technology to us after five years.
     While we will continue to review Delsym for impairment at least annually, the existence of a termination clause would not in itself lead to an impairment of the related asset due to the fact that we own the related technology and can either start to manufacture the Delsym products ourselves, or transfer the process to another third-party manufacturer. Since we are the only party that can manufacture this product for sale in the United States, either under the current supply agreement with UCB or by transitioning the manufacturing know-how to another supplier, we cannot foresee any factors that would limit the useful life of this asset. We believe that this product has an indeterminable, or indefinite, life due to the fact that we cannot foresee any future events indicating diminishing cash flows. In fact, we expect the future cash flows and market share for Delsym to continue to grow.
Comment
3.     Refer to your response to comment three, dated June 20, 2007. Acquired intangible assets should be recorded at fair value. Fair value is what a market participant would pay. Accordingly, we believe that in the Delsym acquisition, value would be allocated to the overlapping customers and marketing materials. Please revise your financial statements accordingly.
Response
     When Delsym was owned by UCB, this product was subject to a very limited distribution that was limited to large wholesalers. We are not aware of any direct customers to whom UCB was selling this product. Large wholesalers, such as McKesson, are not unique to UCB, as all market participants have access to the same customers. As such, we don’t believe that any other market participants would have assigned any value to these customers.
     With regard to the marketing materials, UCB made limited efforts to market the Delsym product, which was evidenced by its limited distribution, undesirable shelf space and weak sales. As such, they had very few marketing materials, such as brochures. All of their existing marketing materials were UCB-branded and could not be utilized by the Company or any other market participant that may have acquired this product. As such, we don’t believe that any other market participants would have assigned any value to these materials.
          If you have questions or comments about the matters discussed herein, please do not hesitate to call the undersigned at (908) 879-1415.

Sincerely,
/s/ Rita M. O’Connor
Rita M. O’Connor
Chief Financial Officer

cc:	Walter E. Riehemann, General Counsel, Chief Compliance Officer and Corporate Secretary J. Vaughan Curtis, Esq., Alston & Bird LLP